February 25, 2008

VIA EDGAR
	Re:	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria Pre-Effective Amendment No. 3 to Form F-3 Registration Statement Filed on September 12, 2007
Ms. Mellissa Duru Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Mailstop 7010

Dear Ms. Duru:

On behalf of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”), we hereby submit for review by the staff of the Securities and Exchange Commission (the “Staff”) Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Form F-3 Registration Statement filed on September 12, 2007 (the “Registration Statement”) in connection with the Company’s offering of rights to subscribe for an aggregate of 180,000,000 common shares, par value Ps.1.00 per share, including common shares in the form of American Depositary Shares (the “Shares”) and 180,000,000 warrants to purchase an additional 60,000,000 common shares. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain updating changes.

In addition, we are providing the following response to your comment letter, dated February 22, 2008, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Exhibit 5.1

1.	We note that the following statement appears in the third paragraph:

“We have assumed that at the time of execution… the related Warrant Agreement will (i) be the valid and legally binding obligation of each counterparty thereto and (ii) have been duly authorized, executed and delivered by the Company.”

Please obtain a new opinion that does not include this sentence, or explain in necessary detail why you believe the assumptions would be appropriate in this context. It appears that these elements form an essential part of what counsel must opine with regard to the warrants and the underlying shares.

In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 5.1 to the Registration Statement. For the Staff’s convenience, a marked copy of such opinion is included as Annex A hereto.

In its revised opinion, Zang, Bergel & Viñes, Argentine counsel to the Company, revised the above-referenced sentence to clarify that the assumption contained in (i) applies exclusively to the Warrant Agent and to the Argentine Representative; the assumption contained in (ii) has been deleted.

The assumption contained in (i), as revised, is appropriate since it is limited to the Warrant Agent, which is a U.S. entity, and the Argentine Representative, which is an unrelated third-party.

Exhibit 5.2

In response to the Staff’s comments below, the Company has filed a revised opinion as Exhibit 5.2 to the Registration Statement. For the Staff’s convenience, a marked copy of such opinion is included as Annex B hereto.

2.	In assumption (iv) in the fourth paragraph, counsel makes clear that the assumption only extends to parties “other than the Company.” However, assumptions (i), (ii), (iii), (v) and (vii) do not include similar limiting language. As a consequence, those assumptions appear to be overly broad.

In its revised opinion, Simpson Thacher & Bartlett LLP, United States counsel to the Company, revised former assumptions (i), (ii), (iii), (v) and (vii) to clarify that they apply exclusively to the Company. The former assumption (iv) has been moved to the last sentence of the same paragraph and applies exclusively to the Warrant Agent and the Argentine Representative.

3.	Assumption (vi) in the fourth paragraph appears to be inappropriate.

In its revised opinion, Simpson Thacher & Bartlett LLP deleted assumption (vi).

4.	It is not clear from the fourth item enumerated in the antepenultimate paragraph whether the limitation refers exclusively to creditors’ rights or also is intended to apply to the judicial application of foreign laws in other contexts as well. Given that counsel includes limitations regarding scope in the penultimate paragraph, it is unclear why the fourth item is included if it is for the broader purpose.

In its revised opinion, Simpson Thacher & Bartlett LLP added language to clarify that the limitation contained in the fourth item enumerated in the antepenultimate paragraph refers exclusively to creditors’ rights.

Exhibit 8.1

5.	Counsel does not provide an opinion on the tax consequences, but instead states that pertinent portions of the disclosure in the prospectus are “accurate summaries.” Counsel should provide an opinion on the material tax consequences, not the manner in which they are described in the prospectus.

In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 8.1 to the Registration Statement. For the Staff’s convenience, a marked copy of such opinion is included as Annex C hereto.

In its revised opinion, Zang, Bergel & Viñes, Argentine counsel to the Company, provides an opinion on the material tax consequences.

Exhibit 8.2

6.	Counsel does not provide an opinion on the tax consequences, but instead states that pertinent portions of the disclosure in the prospectus are “accurate summaries.” Counsel should provide an opinion on the material tax consequences, not the manner in which they are described in the prospectus.

In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 8.2 to the Registration Statement. For the Staff’s convenience, a marked copy of such opinion is included as Annex D hereto.

In its revised opinion, Simpson Thacher & Barlett LLP, United States counsel to the Company, provides an opinion on the material tax consequences.

* * * * * * * * * *

As previously discussed with Mr. Paul Dudek and Ms. Melissa Duru, the Company must launch its domestic and international offerings no later than Monday, February 25, 2008, (the last possible launch date which permits a closing by March 31, 2008). The launch in Argentina, which by Argentine law is irrevocable, can only made by a public filing with the Comisión Nacional de Valores prior to 5:00 p.m., Argentina time (2:00 p.m. Eastern Standard Time). Therefore, the Company respectfully requests effectiveness by 1 p.m. (EST) on Monday so it can irrevocably launch in Argentina with certainty that the Registration Statement for the U.S. offering is effective.

Please do not hesitate to call David Williams at 212-455-7433 or Christopher Frigon at 212-455-3229 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP

cc:

Securities and Exchange Commission

    H. Roger Schwall

    T. Levenberg

    Paul Dudek

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

    Saúl Zang

    Gabriel Blasi

    Matías Gaivironsky

White & Case LLP

    Howard Kleinman

ANNEX A

Exhibit 5.1

February ~~15,~~22, 2008

Cresud S.A.C.I.F. y A.

Moreno 877, piso 23º

Argentina

Ladies and Gentlemen:

We have acted as local Argentine counsel to Cresud S.A.C.I.F. y A. (the “Company”), a sociedad anónima organized under the laws of the Republic of Argentina in connection with the Registration Statement on Form F-3 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the offering by the Company of rights (the “Rights”) to subscribe for an aggregate of 180,000,000 common shares, par value Ps.1.00 per share, (the “Shares”) including common shares in the form of American Depositary Shares and warrants to purchase an additional 60,000,000 common shares (the “Warrants”). The Rights arise under the Company’s bylaws and Argentine law. The Warrants will be issued under a warrant agreement (the “Warrant Agreement”) among the Company, The Bank of New York (the “Warrant Agent”) and Banco Santander Río S.A. (the “Argentine Representative”).

We have examined the Registration Statement and the exhibits filed with the Commission as of the date hereof. We have also examined a copy of (i) the bylaws (estatutos sociales) of the Company; (ii) the resolutions of the Company’s shareholders dated October 10, 2007, and the resolution of the Company’s Board of Directors dated October 23, 2007. We have further examined the originals, or duplicates or certified or conformed copies, of such corporate and other records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinion hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company.

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We have assumed that at the time of execution, countersignature, issuance and delivery of any Warrants, the related Warrant Agreement will ~~(i)~~ be the valid and legally binding obligation of ~~each counterparty thereto and (ii) have been duly authorized, executed and delivered by the Company~~the Warrant Agent and the Argentine Representative.

We express no opinion as to any laws other than the laws of the Republic of Argentina as in effect at the date hereof. This opinion speaks as of its date, and we disclaim any obligation to advise you of facts, circumstances, events or developments which may thereafter be brought to our attention and which may alter, affect or modify the opinions expressed herein. Based upon and subject to the foregoing, and subject to the further assumptions, qualifications and limitations herein contained, we are of the opinion that:

(i)	Each of the Company and its subsidiaries have been duly incorporated and validly exist as a sociedad anónima under the laws of Argentina, and has all power and authority to conduct its respective businesses and to own or hold its respective properties as described in the Registration Statement.

(ii)	All of the issued shares of capital stock of the Company and its subsidiaries have been duly and validly authorized and are validly issued and outstanding, fully paid and nonassessable.

(iii)	The Rights constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

(iv)	With respect to the Shares, when issued and delivered upon exercise of the Rights in accordance with the Registration Statement, will be validly issued, fully paid and nonassessable.

(v)	With respect to the Warrants, ~~assuming~~ the Warrant Agreement has been duly authorized and upon execution and delivery ~~of the Warrant Agreement~~ in the form filed as an exhibit to the Registration Statement, the Warrants will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

(vi)	The common shares underlying the Warrants have been duly authorized and reserved for issuance, and when issued and delivered upon exercise of the Warrants in accordance with the Registration Statement, will be validly issued, fully paid and nonassessable.

The above opinions are subject to the following limitations, qualifications and exceptions:

(1)	nothing herein is to be taken as an indication that the remedy of an order for specific performance or the issue of an injunction would be available in a court in Argentina, in that such remedies are available only at the discretion of such courts;

(2)	the ability of the Company to make payments in respect of the Shares in non-Argentine currency (and the ability of any person to remit out of Argentina the proceeds of any judgment award in non-Argentine currency issued by a court in Argentina) will be subject to any exchange control regulations which may be in effect at the time of payment (or such remittance). We hereby advise you that there are exchange control restrictions in place as of the date hereof (which are currently described in the Prospectus) that limit or otherwise affect any such payments or remittance;

(3)	there is doubt as to whether Argentine courts would enforce in all respects and in a timely manner against the Company, or any of its directors or officers, judgments obtained in the United States court predicated solely upon the civil liability provisions of the federal securities laws of the United States or enforce liabilities against the Company or such persons in original actions brought in Argentine courts predicated solely upon the federal securities laws of the United States;

(4)	in order to make the Prospectus admissible in evidence in the courts of Argentina, a legalized translation of such Agreements into Spanish must be filed with the Argentine courts;

(5)	the exercise and enforceability by the parties of their respective rights under the Prospectus is subject to general principles of law. Such principles are of general application and in applying such principles a court among others things, might not allow a creditor to accelerate the maturity of a debt upon the occurrence of a default deemed immaterial or abusive. Such principles applied by a court might include a requirement that the creditor act reasonably and in good faith;

(6)	under Argentine laws judges are free to consider evidence in accordance with their convictions (Article 386 of the National Code of Civil and Commercial Procedure of Argentina); therefore any provision to the effect that any instrument or document, shall be conclusive or prima facie evidence of the contents of such instrument or document may not be taken as conclusive prima facie evidence thereof; and

(7)	the opinions above are subject to the effects of bankruptcy, insolvency, liquidation, reorganization and other similar laws relating to or affecting the rights of creditors generally, by general equitable principles and an implied covenant of good faith and fair dealing.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus included in the Registration Statement.

Very truly yours,

/s/ Juan Manuel Quintana

Estudio Zang, Bergel & Viñes

ANNEX B

Exhibit 5.2

[Simpson Thacher & Bartlett LLP Letterhead] Exhibit 5.2

February ~~15,~~22, 2008

Cresud S.A.C.I.F. y A.

Moreno 877, piso 23º

Argentina

Ladies and Gentlemen:

We have acted as United States counsel to Cresud S.A.C.I.F. y A., a sociedad anónima organized under the laws of the Republic of Argentina (the “Company”), in connection with the Registration Statement on Form F-3 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the offering by the Company of rights to subscribe for an aggregate of 180,000,000 common shares, par value Ps.1.00 per share (the “Shares”), including Shares in the form of American Depositary Shares, and 180,000,000 warrants to purchase an additional 60,000,000 Shares (the “Warrants”). The Warrants will be issued under a warrant agreement (the “Warrant Agreement”) to be entered among the Company, The Bank of New York, as Warrant Agent (the “Warrant Agent”), and Banco Santander Río S.A., as Representative of the Warrant Agent in Argentina (the “Argentine Representative”).

We have examined the Registration Statement and a form of the Warrant Agreement which has been filed with the Commission as an exhibit to the Registration

Statement. We have also examined the originals, or duplicates or certified or conformed copies, of such corporate and other records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinion hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company, and we have relied upon, and assume the accuracy of, the representations and warranties of the Company and assume compliance on the part of all parties to the Warrant Agreement with their covenants and agreements contained therein.

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.

In rendering the opinion set forth below, we have assumed that (i) ~~each party to~~ the ~~Warrant Agreement~~Company has been duly organized and is validly existing and in good standing under the laws of ~~the jurisdiction in which it is organized and of each other jurisdiction in which the conduct of its business or the ownership of its property makes such qualification necessary, (ii) each such party has full power and authority to execute, deliver and perform the Warrant Agreement and the Warrants, (iii) each such party~~Argentina, (ii) the Company will duly authorize, execute and deliver the Warrant Agreement and the Warrants in accordance with its ~~certificate of incorporation and~~ by-laws or other organizational documents and the laws of ~~the jurisdiction in which it is organized, (iv) the Warrant Agreement and the Warrants will be a valid and legally binding obligation~~

~~of each of the parties thereto other than the Company, (v~~Argentina, and (iii) the execution, delivery and performance ~~by each such party of the Warrant Agreement and the Warrants do not and will not violate its certificate of incorporation and by-laws or other organizational documents, or the laws of the jurisdiction in which it is organized and each other jurisdiction in which the conduct of its business subjects the validity of such actions to the laws of such jurisdiction, (vi) there is no requirement for any consent, approval, license, authorization, validation, filing, recording, registration or exemption under any applicable provision of any law, statute, rule or regulation in connection with the execution, delivery or performance of the Warrant Agreement or the Warrants and (vii) the execution, delivery and performance of the Warrant Agreement or the Warrants do~~of the Warrant Agreement or the Warrants will not constitute a breach or violation of, or require any consent to be obtained under, any agreement or instrument which is binding on ~~any such party~~the Company. We have also assumed that the Warrant Agreement and the Warrants will, as applicable, constitute valid and legally binding obligations of the Warrant Agent and the Argentine Representative enforceable in accordance with their terms.

Based on the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that, assuming the due execution, countersignature, issuance and delivery of the Warrants in the form filed as an exhibit to the Registration Statement and in accordance with the provisions of the Warrant Agreement, the Warrants will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

Our opinion set forth above is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), (iii) an implied covenant of good faith and fair dealing and (iv) to the effects of the possible judicial application of foreign laws or foreign government or judicial action in each case affecting creditors’ rights.

We do not express any opinion herein concerning any law other than the law of the State of New York and the federal law of the United States.

We hereby consent to the filing of this opinion letter as Exhibit 5 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP

ANNEX C

Exhibit 8.1

February ~~15,~~22, 2008

Cresud S.A.C.I.F. y A.

Moreno 877, piso 23º

Argentina

Ladies and Gentlemen:

We have acted as local Argentine counsel to Cresud S.A.C.I.F. y A. (the “Company”), a sociedad anónima organized under the laws of the Republic of Argentina in connection with the Registration Statement on Form F-3 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the offering by the Company of rights (“Rights”) to subscribe for an aggregate of 180,000,000 common shares, par value Ps.1.00 per share, (“Common Shares”) including common shares in the form of American Depositary Shares (“ADSs”) and warrants (“Warrants”) to purchase an additional 60,000,000 common shares.

We have examined the Registration Statement. We have also examined the originals, or duplicates or certified or conformed copies, of such corporate and other records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinion hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company.

We have not conducted any investigation of the laws of any jurisdiction other than Argentina. This opinion is given solely in respect of the laws of Argentina as of the date hereof, and not in respect of any other jurisdiction’s law. We have assumed that there is nothing in any other jurisdiction’s law that affects our opinion. In particular, we did not make independent investigations of the Federal Income Tax Law of the United States. In relation to any matters in connection with the Federal Income Tax Law of the United States, we understand that you rely on the opinion issued by Simpson Thacher & Bartlett LLP, acting as United States counsel for the Company, dated as of the date hereof and delivered pursuant to the Registration Statement.

In giving this opinion we have made the following assumptions:

(i)	that all documents submitted to us as facsimile copies or specimen documents conform to their originals;
(ii)	that all documents submitted to us as originals are authentic;
(iii)	that all signatures on any documents submitted to us as originals, certified copies or copies are genuine;

(iv)	that, except as specifically otherwise mentioned, there is no provision of the law of any jurisdiction other than Argentina which has any implication in relation to the opinion expressed herein;

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that the statements set forth in the Registration Statement under the caption “Argentine Taxation,” insofar as they purport to constitute summaries of matters of Argentine tax law and regulations or legal conclusions with respect thereto, ~~constitute accurate summaries of the matters described therein in all material respects~~represent our opinion as to the material Argentine tax consequences of the ownership of Rights, Common Shares, ADSs and Warrants by (i) an individual holder that is resident in Argentina, (ii) an individual holder that is neither domiciled nor resident in Argentina, (iii) a legal entity organized under the laws of Argentina and (iv) a legal entity that is not organized under the laws of Argentina, that does not have a permanent establishment in Argentina and is not otherwise doing business in Argentina on a regular basis, as of the date hereof.

This opinion is dated as of today and we expressly disclaim any responsibility to advise with respect to any development or circumstance of any kind, including any change of law or fact which may occur after the date of this opinion, even though such development, circumstance or change may affect the legal analysis, legal conclusion or any other matter set forth in or relating to this opinion. Accordingly, you should seek advice of your counsel as to the adequate application of this opinion at such time.

We hereby consent to the filing of this opinion letter as Exhibit 8.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus included in the Registration Statement.

Yours faithfully,

/s/ Juan Manuel Quintana

Estudio Zang, Bergel & Viñes

ANNEX D

Exhibit 8.2

[Simpson Thacher & Bartlett LLP Letterhead]

February ~~15,~~22, 2008

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

+54 (11) 4814-7800

Ladies and Gentlemen:

We have acted as ~~federal income~~United States tax counsel to Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, or Cresud Inc., an Argentine corporation (the “Company”), in connection with the Registration Statement on Form F-3 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the offering by the Company of rights (“Rights”) to subscribe for an aggregate of 180,000,000 common shares, par value Ps.1.00 per share (“Common Shares”), including common shares in the form of American Depositary Shares (~~the “Shares~~“ADSs”) and warrants (“Warrants”) to purchase an additional 60,000,000 common shares.

We have examined the Registration Statement. We have also examined the originals, or duplicates or certified or conformed copies, of such corporate and other records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinion hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company.

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein and in the Registration Statement, ~~we are of the opinion that~~ the statements set forth in the Registration Statement under the caption “Taxation – Certain United States Federal Income Tax Consequences,” insofar as they purport to constitute summaries of matters of United States federal tax law and regulations or legal conclusions with respect thereto, ~~constitute accurate summaries of the matters described therein in all material respects~~represent our opinion as to the material United States federal income tax consequences of the ownership of Rights, Common Shares, ADSs and Warrants by United States holders as of the date hereof.

We do not express any opinion herein concerning any law other than the federal tax law of the United States.

We hereby consent to the filing of this opinion letter as Exhibit 8.2 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus included in the Registration Statement.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP